EMI

RECEIVED

2006 DEC -7 P 2:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004 [redacted]

By Airmail

24th November, 2006.

Attn: Filing Desk - Stop 1-4

06019063

Dear Sirs,

SUPPL

EMI Group plc - Ref. No: 82-373

Further to our filing of 22nd November 2006, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 24th November 2006, confirming that FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries had increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 23rd November 2006, held 51,312,345 shares, being 6.42% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd; and,

(b) an announcement, dated 24th November 2006, advising that the document noted in the letter referred to in paragraph (c) below has been submitted to the UK Listing Authority.

I also enclose one copy of the following item that the Company has delivered to the UK Listing Authority:

(c) a letter, dated 24th November 2006, submitting to the UK Listing Authority copies of the EMI Group plc Interim Report for the six months ended 30th September 2005 (a copy of which is enclosed herewith).

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373

EMI

RECEIVED

2006 DEC -7 P 2:41

VIA PR NEWSWIRE DISCLOSE

ER 06/99

Company Announcements Office,
London Stock Exchange.

24th November, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Fidelity Investments International, in a letter dated and received by fax after the close of business on 23rd November 2006, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 23rd November 2006, had an interest in 51,312,345 shares, being 6.42% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/100

Company Announcements Office,
London Stock Exchange.

24th November, 2006.

EMI GROUP PLC
Interim Report 2006

Copies of the above document have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel. No. (0)20 7676 1000).

EMI

UK Listing Authority,
Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
LONDON. E14 5HS

By Messenger

24th November, 2006.

Dear Sirs,

EMI Group plc

To comply with paragraph 9.31 of the Listing Rules, I enclose two copies of the EMI Group plc Interim Report for the six months ended 30th September 2006, which was posted to all of the Company's shareholders on 24th November 20065.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373

EMI

Overview

- EMI Group reports revenue of £867.9m compared to £924.6m in the prior year, a decline of 4.1% at constant currency.
- Group digital revenues grew by 68.4% at constant currency, totalling £73.7m in the first half. Digital revenues represented 8.5% of total Group revenues, significantly up from 5.4% in the financial year ended 31 March 2006.
- EMI Music revenues declined by 5.2% at constant currency, largely reflecting the phasing of the planned release schedule which, as previously indicated, has a greater weighting to the second half of the financial year. Digital revenues grew by 78.2% at constant currency, representing 9.4% of total divisional revenues in the half.
- EMI Music Publishing delivered revenues in line with last year at constant currency and an increase in reported profit from operations of 5.8%.
- A&R strength across both divisions:
  - EMI Music continues to break new talent with successes in North America in the first half including Letoya, Cherish, 30 Seconds to Mars and The Red Jumpsuit Apparatus;
  - Second-half releases from EMI Music include albums from Robbie Williams, Norah Jones, Keith Urban, Joss Stone, Dierks Bentley, RBD, Relient K, All Saints, Vasco Rossi, Simon Webbe, Depeche Mode, The Magic Numbers, The Thrills and Moby. The Beatles also have an exciting new release, where the legendary producer Sir George Martin, and his son Giles, have been working with the entire archive of Beatles recordings to create the *LOVE* album;
  - EMI Music Publishing's first-half chart share reflects the high quality of its songwriting talent and resulted in mechanical and performance revenues outperforming the recorded music market;
  - Key second-half releases for EMI Music Publishing include albums from Natasha Bedingfield, Kelly Clarkson, Daddy Yankee, Diddy, Snoop Dogg, Good Charlotte, Il Divo, Jay-Z, Norah Jones, My Chemical Romance, Scissor Sisters, Sting, Kanye West and Amy Winehouse.
- Group profit from operations reduced to £62.7m from £86.7m in the prior year. This largely reflects the decline in first-half revenues at EMI Music, and the one-off impact of £9.0m from the previously reported accounting fraud at EMI Music's Brazilian operations.
- Underlying profit before tax of £18.6m, after taking into account the one-off profit impact of the fraud in Brazil, compared to £41.0m in the prior year.
- Underlying diluted EPS decreased to 1.4p from 3.8p in the prior year.
- Interim dividend maintained at 2.0p per share.

Financial summary

for the six months ended 30 September 2006 (unaudited)

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 Restated £m
Revenue	**867.9**	924.6
EBITDA (i)	**74.9**	99.6
Underlying Group profit from operations (EBITA) (ii)	**62.7**	86.7
Underlying PBT (iii)	**18.6**	41.0
Total profit before taxation	**3.2**	46.8
Underlying diluted earnings per share (iv)	**1.4p**	3.8p
Basic earnings per share	**(3.9)p**	4.7p
Dividend per share	**2.0p**	2.0p
Return on sales (v)	**7.2%**	9.4%
Interest cover (vi)	**1.7x**	2.2x

(i) EBITDA is Group profit from operations before depreciation and operating exceptional items and amortisation.
(ii) Underlying Group profit from operations (EBITA) is before operating exceptional items and amortisation.
(iii) Underlying profit before taxation (PBT) is before exceptional items and amortisation.
(iv) Underlying diluted earnings per share is before exceptional items and amortisation.
(v) Return on sales is defined as Group profit from operations before operating exceptional items and amortisation as a percentage of Group revenue.
(vi) Interest cover is defined as the number of times EBITDA is greater than Group underlying net finance charges.

Exceptional items include operating exceptional items and finance exceptional items. Operating exceptional items include impairment of goodwill and music copyrights and intangibles, gains (losses) on disposal of property, plant and equipment and remeasurement of listed investments. Finance exceptional items include remeasurement of financial assets and liabilities to be included within finance charges and exceptional refinancing costs.

Chairman's statement

The results for the first half of the financial year largely reflect the phasing of EMI Music's planned release schedule which, as previously indicated, has a greater weighting to the second half of the financial year than in prior years. EMI Music Publishing once again delivered a strong performance.

Group revenue for the six months to 30 September 2006, declined by 4.1% at constant currency and by 6.1% on a reported basis. The lower first-half revenues at EMI Music, and the £9.0m one-off cost of the fraud discovered in October at our recorded music business in Brazil, are the key reasons for the reported first-half decline in Group profit from operations from £86.7m to £62.7m. The Board has declared an unchanged interim dividend of 2.0p per share.

Digital revenue continues to grow rapidly, substantially increasing its share of total Group revenue. At EMI Music, digital revenue increased to £62.4m representing 9.4% of divisional revenue compared to 5.6% in the financial year to 31 March 2006. We expect continued strong growth in this revenue stream in the second half driven by EMI Music's release schedule, the expected launch of new portable music players and the seasonal pick up in digital revenue that has been seen in the past two years. For EMI Music Publishing, digital revenue grew to £11.3m representing 5.6% of divisional revenue. The full tracking and auditing of the increasing number of uses for our songs remains a key priority and EMI Music Publishing continues to drive the industry's agenda on issues such as rate setting and collection. While we are making progress, there is some way to go in fully capturing all music publishing digital revenues.

In EMI Music, our A&R strategy is proving to be successful. We continue to break new acts, who are not only producing the hits of today, but are strengthening our roster for the long term. In particular, during the half, we saw a number of artists break through in the US including Letoya, Cherish, 30 Seconds To Mars and The Red Jumpsuit Apparatus. In the UK, we saw continued success from KT Tunstall, Corinne Bailey Rae and The Kooks, whilst Lily Allen burst onto the music scene in July heading to the top of the charts.

At EMI Music Publishing, the outstanding quality of our songwriting talent has once again been reflected in our chart share over the period as well as in our mechanical and performance revenues, which have outperformed the recorded music industry.

In October 2006, we announced Marty Bandier's resignation as Chairman and joint CEO of EMI Music Publishing. I would like to thank Marty for the immense contribution he has made to the development of EMI Music Publishing over the past 17 years. Roger Faxon, who is currently President and joint CEO of EMI Music Publishing, will succeed Marty as sole CEO from April 2007 when Marty will leave the business. I am confident that Roger and his highly talented management team will drive this exceptional business to new heights in the years ahead.

We have made strong progress on the Group-wide cost saving initiatives announced in April 2006. We are on track to achieve £10.0m of savings over the full year and a total of £30.0m by the end of the 2007/08 financial year.

Industry environment

A fall in the industry's physical music revenue in the six months to 30 September 2006, resulted in an overall decline in the value of the recorded music market over the period. Digital revenues, however, continued to show strong growth and the evolution of new digital services, business models, devices and technologies continued at a rapid pace. Consumer take up of digital music devices is growing at an impressive rate and, with market penetration still at less than 30%, there is significant untapped potential. Product innovation and the entry of new players underpin our confidence that we will continue to see substantial growth in digital revenue. Microsoft announced the launch of its portable digital music player, the Zune, which is now being rolled out in the US, with tracks and videos from EMI Music artists pre-loaded onto the device. Over the next six months, we will continue to see the launch of a new generation of mobile phones with enhanced music capabilities from, for example, Nokia and Sony Ericsson, as handset manufacturers continue to drive uptake through improved media functionality.

The fight against piracy remains a key priority. The industry has secured a number of important results over the period such as an industry-wide settlement with Kazaa, a ruling against StreamCast and the suspension of Mastercard's and Visa's payment services to Russian site AllofMP3.com. It is reassuring that a number of courts and governments around the world have held that it is not acceptable to authorise the widespread infringement of others' intellectual property. The industry's anti-piracy efforts also appear to be having an impact on consumer behaviour with, for example, peer-to-peer usage remaining relatively stable in the US despite a significant increase in the number of households with broadband access. With the on-going evolution in the music market we expect the battle against piracy to remain a continuing challenge.

We believe that the fundamentals remain in place for the music market to return to growth driven by digital development. In the short term, the industry release schedule will help to drive the market's trajectory and we are encouraged by the slate of industry releases due out for this Christmas season.

Group outlook

We have an outstanding collection of releases due in the second half of the financial year from both divisions.

From EMI Music, we have albums from Robbie Williams, Norah Jones, Keith Urban, Joss Stone, Dierks Bentley, RBD, Relient K, All Saints, Vasco Rossi, Simon Webbe, Depeche Mode, The Magic Numbers, The Thrills and Moby. We also have an exciting new release from The Beatles, where the legendary producer Sir George Martin, and his son Giles, have been working with the entire archive of Beatles recordings to create the *LOVE* album.

Key second-half releases for EMI Music Publishing include albums from Natasha Bedingfield, Kelly Clarkson, Daddy Yankee, Diddy, Snoop Dogg, Good Charlotte, Il Divo, Jay-Z, Norah Jones, My Chemical Romance, Scissor Sisters, Sting, Kanye West and Amy Winehouse.

The strength of this line up, together with continued strong growth in digital revenues and on-going cost discipline, give the Board confidence that the Group is on track to deliver results in line with its expectations for the full year, after taking into account the impact of the fraud in Brazil.

Part I
EMI Music

EMI Music reported first-half revenues of £667.1m, a decline of 5.2% at constant currency. This year-on-year decline largely reflects the phasing of the planned release schedule which is more heavily weighted to the second half than in prior years.

Digital revenues continued to grow rapidly and during the half represented 9.4% of total divisional revenue compared to 5.6% for the financial year to 31 March 2006. In particular, we have seen strong growth in revenue from mobile music products in North America with, for example, Bubba Sparxxx's single *Ms. New Booty* selling more than 1m full-track single downloads to mobile during the period. Revenue from the sale of music videos has also grown strongly, albeit off a small base, with particularly strong growth being seen in Japan where revenue was generated from mobile services including KDDI and DoCoMo. We have also been working closely with Napster who recently launched the first paid subscription service in Japan.

Reported profit from operations, after adjusting for the accounting fraud in Brazil, was £11.5m in the first half. The impact on underlying profit from operations of lower revenue and the changed mix of releases as compared to the prior year was partly mitigated by the delivery of cost savings from the initiatives announced in April 2006 and higher operating margin achieved from digital music revenue.

During the past six months we have made good progress with our cost saving and other initiatives. In particular, the restructuring of our Japanese operations is well underway and, since April 2006, we have seen the introduction of a new organisational structure with a focus on the reallocation of resources into the key areas of A&R and marketing. Across Continental Europe, we have successfully restructured a number of areas including the Mute label and operations in Scandinavia, Austria and Portugal. In particular, our shared finance service programme is well advanced and is expected to be completed shortly.

Our North American business delivered an encouraging performance in the first half driven by a healthy mix of releases. This included albums from established artists such as Janet Jackson, Bob Seger and Trace Adkins, new developing artists such as Letoya, 30 Seconds to Mars, Cherish and The Red Jumpsuit Apparatus as well as developing international artists, such as Corinne Bailey Rae and KT Tunstall who have successfully broken into the US market. The North American release schedule for the second half is strong, including new albums from Dierks Bentley, Keith Urban, Norah Jones, Relient K and Joss Stone. Latin sensation, RBD, who are signed to our EMI Televisa joint venture, continue to go from strength to strength. Their much anticipated new album *Celestial* will be released prior to Christmas and will be followed by an English language album, both on international release.

As expected, the UK had a light first-half release schedule with no new releases during the period from any of our major-selling established artists. Importantly, we continued to see good success in developing and breaking new artists in the UK. In the first half, Corinne Bailey Rae's self-titled debut album continued to sell well with total unit sales, including digital, exceeding 2.5m. The Kooks' debut album, *Inside In/Inside Out*, which has now sold more than 1.5m units, has seen sustained success being in the top 10 of the UK charts for an impressive 25 weeks. Lily Allen has firmly positioned herself as one of the UK's leading female artists, with her debut album *Alright Still* selling more than 750k units to date. She has also seen success in Continental Europe and is now working on entering the US market. From the UK in the second half, the latest album from Robbie Williams, *Rudebox*, the *LOVE* album from The Beatles, and releases from All Saints, Depeche Mode, The Magic Numbers, Moby, The Thrills and Simon Webbe, are expected to sell well.

In Continental Europe, we continued to maximise the opportunity from the sale of local repertoire in the first half. Top-selling local EMI Music artists included Renaud, Diam's and Raphael from France; Pur, Lafee and Helmut Lotti from Germany; and Tiziano Ferro from Italy. Second-half releases include albums from local artists Vasco Rossi, Wir Sind Helden and Arrebato. International releases from Moby, Depeche Mode, Norah Jones and Joss Stone are also expected to sell well in the region.

In Japan, local superstar artist Hikaru Utada released her new album, *Ultra Blue*, in June. Through a focus on mobile music marketing initiatives, almost 1m full-track singles from the album were downloaded to mobile in the half. Other top-selling albums in Japan during the period included *G4* from Glay, *A Girl in Summer* from Yumi Matsutoya and *20 Y.O.* from Janet Jackson.

Part II

EMI Music Publishing

EMI Music Publishing has again outperformed the recorded music industry over the six months to 30 September 2006, delivering revenue in line with the prior year at constant currency. The quality of the division's roster of songwriters was reflected in strong on-going chart share and demonstrated the continued success of our A&R strategy. Notable hits over the period included songs by Scissor Sisters, Fergie, James Blunt, Beyonce, Kasabian, Christina Aguilera, Pink, Rihanna, The Feeling and The Zutons.

The division has built an exceptional catalogue of song copyrights featuring all-time classics as well as today's hottest hits and is focused on maximising the value of this asset through existing and new uses. In pursuing this objective, good progress has been made with our planned systems' investment and we have recently implemented a new programme for tracking the use of our digital rights called 'Digits'. We believe we are taking a big step forward to enable faster and more efficient licensing of our content through our initiative to establish a pan-European one-stop shop for online rights, which is due to go live in January 2007.

Over the period, mechanical revenues, primarily generated from the sale of CDs, contributed 43.6% of divisional revenue and, despite declining by 1.4% at constant currency, outperformed the recorded music market. The division's creative success limited the impact of challenging industry conditions and, by region, the US was a particular area of robust performance.

Performance revenues saw an especially strong increase, growing by 8.5% at constant currency to represent 30.8% of divisional revenue. Performance income is generated when a song is broadcast on the radio or television, performed live on stage or played in a public venue such as a bar. The strength of this revenue stream in the period primarily reflected EMI Music Publishing's share of hit songs, which resulted in particularly strong radio and television airplay.

Synchronisation revenues accounted for 17.4% of divisional revenue and grew by 2.0% over the period. Such revenues are derived from the use of songs in audiovisual works such as television programmes, advertisements, films and computer games. Advertising and TV revenue saw good growth over the period and the division's songs were licensed by a huge range of brands including Orange, Bacardi, Lee Jeans, Starwood Sheraton and Verizon. In the mobile arena, there has been a shift from ring tones to newer products such as master tones and ring backs. The structure of the industry means that it is taking longer for the division to receive payment for these newer mobile revenue streams. We are working hard to resolve this issue and, while we are making good progress, we recognise that it may take some time before we fully capture our share of income for these products. Overall, we believe that synchronisation revenues will continue to be an engine for growth in the coming months and years.

Other revenues comprise receipts from stage productions, background library and enforcement actions. We have intensified our efforts in the area of enforcement in recent years, resulting in an increasing contribution from this activity. By their nature, enforcement revenues tend to be irregular and unpredictable and they were lower in the first half versus the prior year.

Recent and forthcoming releases from artists including Beyonce, Natasha Bedingfield, Kelly Clarkson, Daddy Yankee, Diddy, Snoop Dogg, Good Charlotte, Il Divo, Jay-Z, Norah Jones, My Chemical Romance, Scissor Sisters, Sting, Kanye West and Amy Winehouse will underpin the division's second-half performance.

Part III
Finance
Underlying trading

Group revenue decreased by 4.1% at constant currency in the first half of the year, comprising flat revenues for EMI Music Publishing and a 5.2% decrease in first-half revenues for EMI Music. At constant currency there were revenue decreases in all geographic regions apart from North America, where there was a 1.5% increase. The impact on translation from the material strengthening of Sterling during the period resulted in a further 2.0% decrease in revenue against the equivalent period in 2005/06. Overall, Group reported revenue decreased from £924.6m in the first half of the 2005/06 financial year to £867.9m in the equivalent period in 2006/07, a decrease of 6.1%.

Group underlying profit from operations (EBITA)[i] for the first half fell by 27.7% to £62.7m. EMI Music Publishing's contribution, after allocation of central costs, increased to £51.2m from £48.4m in the prior year, whilst that of EMI Music, again after allocation of central costs, fell to £11.5m from £38.3m. North America and Asia Pacific were the only geographic regions to report an increase in EBITA.

The above results are stated post the impact of the accounting fraud at EMI Music's business in Brazil which we announced on 25 October 2006. The fraud resulted in statutory revenues for EMI Music for the first half being reduced by £11.0m and EBITA being reduced by £9.0m from the levels indicated in the 16 October 2006 Trading Update. In light of our investigations to date, we believe that the one-off financial impact of the fraud, is limited to the above amounts. However, given the disruption to the business, it is likely that EMI Music's operations in Brazil will underperform in the full financial year.

The Group's share of profit from associates increased from £0.6m in 2005/06 to £0.7m in 2006/07.

Group underlying finance charges decreased from £46.3m in the first six months of 2005/06 to £44.8m in the equivalent period in 2006/07. The decreased finance charges, which resulted from lower average net borrowings, favourable changes in the mix of borrowing currencies, and higher notional net interest on pension fund assets, were achieved in spite of generally higher interest rates.

The Group's underlying tax charge decreased from £9.0m to £4.1m in the first half of the year. As in prior years, the underlying tax rate used in the calculation of the tax charge for the first half year was the proforma rate for the full year. For both 2005/06 and 2006/07, the rate is 22.0%.

The Group's underlying profit on ordinary activities after taxation(ii) decreased from £32.0m in the first six months of 2005/06 to £14.5m in 2006/07.

Underlying basic earnings per share(ii) were 1.4p in the first half of 2006/07 compared with 3.9p in the first half of 2005/06. Underlying diluted earnings per share, the calculation of which includes the impact of the possible exercise of dilutive share options, decreased over the same period from 3.8p to 1.4p.

Exceptional items and amortisation
Exceptional items and amortisation comprise operating exceptional costs, finance exceptional costs and amortisation of music copyrights and intangibles.

The Group reported operating exceptional income of £13.8m in the first half of 2006/07 compared with income of £2.6m in the first half of the prior year. In 2006/07, the exceptional income comprised gains on the sale of properties totalling £53.5m (mainly in Japan and the US), less the costs of the headcount reduction and reorganisation project of £33.5m, and the costs of £6.2m incurred in connection with the potential acquisition of Warner Music Group.

The Group reported net finance exceptional costs relating to remeasurements of £5.6m compared to a credit of £28.6m in the first half of 2005/06. The two most significant elements of this movement were the loss on revaluation to fair value of the convertible bond derivative of £16.5m (2005/06: £14.2m gain), and the fair value revaluation of the Eurobond call feature derivative asset of £1.5m credit (2005/06: £14.2m credit). The remainder of the reported total in each year mainly arose from foreign exchange movements on unhedged borrowings.

Amortisation and impairment of music copyrights and other intangibles amounted to £23.6m in the first half of 2006/07 in comparison with £25.4m in the equivalent period last year.

Notes:
(i) Underlying Group profit from operations (EBITA) is before operating exceptional items and amortisation and before share of profit in associates.
(ii) Before exceptional items and amortisation.

Reported results

Total Group profit from operations, including share of associates, for the first six months of 2006/07 was £53.6m compared to £64.5m in the prior period. This reflected the partial offset of the reduction in total Group profit from operations by the increase in operating exceptional income. Total Group profit before taxation was £3.2m in the first half of 2006/07 as against £46.8m in the equivalent period of 2005/06.

The minority interest charge reduced from £1.1m in the prior year's first half to £0.5m in 2006/07. This primarily reflected the results of TOEMI, our Japanese recorded music business, and Tooth & Nail, a US music label.

The Group reported a loss on continuing operations after taxation for the first half of £30.1m as compared to a reported profit of £37.8m in the first six months of 2005/06.

The Board has declared an interim dividend of 2.0p per share, in line with the interim dividend last year.

Cash flow and net borrowings

The net cash outflow from operating activities was £156.1m for the first half of 2006/07 compared with an outflow of £79.0m in the first half of the prior year. The increased cash outflow was driven by reduced underlying profit, cash spend on the reorganisation programme and a working capital outflow, reflecting sales phasing.

The net cash inflow from investing activities was £76.9m in comparison with an outflow of £3.7m in the first half of the prior year. The higher amount in 2006/07 was the consequence of the proceeds from property disposals in Tokyo and Los Angeles.

The net interest payment totalled £66.0m in the first half of 2006/07. As in prior years, the cash interest paid was higher than the charge in the consolidated income statement as the interest on the Group's Sterling bond was paid in one instalment in May 2006.

After net interest payments, dividends to shareholders and minorities of £14.1m and other payments of £3.7m, the increase in net debt resulting from cashflows was £164.2m, similar to the movement in the first half of 2005/06. After currency exchange gains of £28.9m and fair value remeasurements of £8.8m, the total movement in net debt was an increase of £126.5m, taking reported net debt to £1,006.0m at 30 September 2006. Given the seasonality in our business, net debt at the half year is typically higher than at the financial year end.

Auditor's report

Independent review report to EMI Group plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2006 which comprises the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Recognised Income and Expense. Consolidated Cash Flow Statement, and the related notes 1 to 8. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of Interim Financial Information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

Ernst & Young LLP
London
14 November 2006

Consolidated income statement
for the six months ended 30 September 2006 (unaudited)

Revenue
Group profit from operations before exceptional items and amortisation
Exceptional items and amortisation
Share of profit in associates
Profit from operations
Finance charges:
Finance income
Finance costs
Total net finance charges
Profit (loss) before taxation
Overseas
UK
Total taxation
(Loss) profit from continuing operations after taxation
Attributable to:
Equity holders of the parent
Minority interest

Earnings per share (EPS)

Basic earnings per Ordinary Share
Diluted earnings per Ordinary Share
Underlying basic earnings per Ordinary Share
Underlying diluted earnings per Ordinary Share

Underlying earnings are included as they provide a better understanding of the trading performance of the Group on a normalised basis.

Dividends (equity)

Dividends paid and proposed

Average exchange rates for the period

US Dollar to £1
Euro to £1
Yen to £1

The results for the period of subsidiaries reporting in foreign currencies have been translated into Sterling at the appropriate average exchange rate.

* Exceptional items and amortisation include operating exceptional items and amortisation and finance exceptional items. See the Group accounting policies section of the Group's 2006 Annual Report for definitions of these terms and for examples of the types of transactions that may fall into each category.

	Six months ended 30 September 2006			Six months ended 30 September 2005		
Notes	Total £m	Exceptional items and amortisation* £m	Underlying £m	Underlying £m	Exceptional items and amortisation* Restated £m	Total Restated £m
2	**867.9**	**–**	**867.9**	924.6	–	924.6
	62.7	**–**	**62.7**	86.7	–	86.7
3	**(9.8)**	**(9.8)**	**–**	–	(22.8)	(22.8)
	0.7	**–**	**0.7**	0.6	–	0.6
	53.6	**(9.8)**	**63.4**	87.3	(22.8)	64.5
3&4	**43.7**	**12.4**	**31.3**	28.3	33.8	62.1
3&4	**(94.1)**	**(18.0)**	**(76.1)**	(74.6)	(5.2)	(79.8)
	(50.4)	**(5.6)**	**(44.8)**	(46.3)	28.6	(17.7)
	3.2	**(15.4)**	**18.6**	41.0	5.8	46.8
	(33.3)	**(29.2)**	**(4.1)**	(9.0)	–	(9.0)
	–	**–**	**–**	–	–	–
5	**(33.3)**	**(29.2)**	**(4.1)**	(9.0)	–	(9.0)
	(30.1)	**(44.6)**	**14.5**	32.0	5.8	37.8
	(30.6)					36.7
	0.5					1.1

Notes	Six months ended 30 September 2006	Six months ended 30 September 2005 Restated
7	**(3.9)p**	4.7p
7	**(3.9)p**	3.1p
7	**1.4p**	3.9p
7	**1.4p**	3.8p

Notes	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 Restated £m
6	**63.2**	62.9

Six months ended 30 September 2006	Six months ended 30 September 2005
1.87	1.82
1.47	1.47
214.48	200.54

Consolidated balance sheet
at 30 September 2006 (unaudited)

	At 30 September 2006 £m	At 30 September 2005 Restated £m	At 31 March 2006 Audited £m
Assets			
Non-current assets			
Music copyrights and intangibles	**345.7**	404.5	389.3
Goodwill	**41.4**	39.2	43.0
Property, plant and equipment	**152.4**	200.0	196.8
Investments in associates	**9.0**	9.5	8.8
Other investments	**12.1**	15.6	15.0
Deferred taxation	**21.6**	30.5	22.8
Financial derivatives	**39.4**	62.7	41.3
Other receivables	**4.4**	–	4.4
	626.0	762.0	721.4
Current assets			
Inventories	**34.3**	30.2	37.2
Advances	**331.7**	352.6	330.1
Trade receivables	**412.7**	404.0	408.5
Corporation tax recoverable	**16.7**	11.3	16.7
Other receivables	**95.0**	101.0	110.6
Investments: liquid funds	**2.1**	3.1	1.6
Cash and cash equivalents	**150.8**	193.2	190.9
	1,043.3	1,095.4	1,095.6
Total assets	**1,669.3**	1,857.4	1,817.0
Liabilities			
Non-current liabilities			
Borrowings	**(1,141.8)**	(1,239.6)	(1,049.4)
Other payables	**(4.2)**	(11.2)	(9.5)
Deferred taxation	**(4.9)**	(8.3)	(5.1)
Pension provisions	**(80.6)**	(72.3)	(31.1)
Financial derivatives	**(105.5)**	(83.3)	(100.3)
	(1,337.0)	(1,414.7)	(1,195.4)
Current liabilities			
Borrowings	**(17.1)**	(21.4)	(22.6)
Other payables	**(979.9)**	(1,051.1)	(1,149.0)
Current tax liability	**(153.1)**	(142.4)	(143.1)
Other provisions for liabilities and charges	**(35.0)**	(36.9)	(33.5)
	(1,185.1)	(1,251.8)	(1,348.2)
Total liabilities	**(2,522.1)**	(2,666.5)	(2,543.6)
Net liabilities	**(852.8)**	(809.1)	(726.6)

	At 30 September 2006 £m	At 30 September 2005 Restated £m	At 31 March 2006 Audited £m
Equity			
Capital and reserves			
Share capital	**111.5**	110.6	110.7
Share premium account	**453.8**	447.3	447.8
Capital redemption reserve	**495.8**	495.8	495.8
Foreign exchange reserve	**4.1**	(11.2)	(17.1)
Other reserves	**214.5**	237.1	206.4
Retained earnings	**(2,175.1)**	(2,137.2)	(2,019.0)
Equity attributable to equity holders of the parent	**(895.4)**	(857.6)	(775.4)
Minority interests (equity)	**42.6**	48.5	48.8
Total equity	**(852.8)**	(809.1)	(726.6)

Period end exchange rates

	At 30 September 2006	At 30 September 2005	At 31 March 2006
US Dollar to £1	**1.87**	1.77	1.73
Euro to £1	**1.47**	1.47	1.43
Yen to £1	**220.54**	200.51	204.66

The balance sheets of subsidiary undertakings reported in foreign currencies have been translated into Sterling at the appropriate period end exchange rate.

Consolidated statement of recognised income and expense

for the six months ended 30 September 2006 (unaudited)

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 Restated £m
Income and expense recognised directly in equity		
Exchange difference on retranslation of foreign operations	**17.5**	(14.0)
Pension funds: actuarial gains and losses	**(51.0)**	25.0
Gains (losses) on the revaluation of available-for-sale assets	**(0.3)**	–
Revaluation of music copyrights and intangibles	**–**	2.4
Net (expense) income directly recognised in equity	**(33.8)**	13.4
(Loss) profit for the period	**(30.1)**	37.8
Total recognised income and expense for the period	**(63.9)**	51.2
Attributable to:		
Equity holders of the parent	**(60.7)**	49.5
Minority interest	**(3.2)**	1.7
Total recognised income and expense for the period	**(63.9)**	51.2

Consolidated cash flow statement and note

for the six months ended 30 September 2006 (unaudited)

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 Restated £m
Cash flows from operating activities		
Cash receipts from operations	**853.9**	848.9
Cash used in operations	**(991.6)**	(909.2)
Tax paid	**(18.4)**	(18.7)
Net cash used in operating activities	**(156.1)**	(79.0)
Net cash flows generated from (used in) investing activities	**76.9**	(3.7)
Net cash flows generated from financing activities		
Issue of Ordinary Share capital	**6.5**	–
Purchase of own shares	**(10.2)**	(0.6)
Equity dividends paid	**(10.9)**	(15.7)
Dividends paid to minorities	**(3.2)**	(2.3)
Management of liquid funds	**(2.4)**	0.2
Financing:		
New loans	**191.0**	193.4
Loans repaid	**(59.1)**	(69.9)
Capital element of finance lease repayments	**(0.4)**	(0.4)
Interest paid	**(67.2)**	(74.4)
Interest element of finance lease repayments	**(0.3)**	(0.3)
Net cash generated from financing activities	**43.8**	30.0
Net (decrease) in cash and cash equivalents	**(35.4)**	(52.7)
Cash and cash equivalents at the beginning of the period	**168.7**	227.3
Exchange (losses) gains on cash and cash equivalents in the period	**(2.7)**	0.4
Cash and cash equivalents at the end of the period	**130.6**	175.0

Reconciliation of profit from operations to net cash flow from operating activities

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m
Group profit from operations before exceptional items and amortisation	**62.7**	86.7
Remeasurement – revaluation to fair value of investments at fair value through profit and loss	**-**	1.6
Reorganisation costs	**(33.5)**	–
Costs of proposed Warner transaction	**(6.2)**	–
Gain on disposal of property, plant and equipment	**53.5**	1.0
Amortisation and impairment of music copyrights and intangibles	**(23.6)**	(25.4)
Group profit from operations (before share of profit in associates)	**52.9**	63.9
Depreciation charge	**12.2**	12.9
Gain on disposal of property, plant and equipment	**(53.5)**	(1.2)
Accelerated depreciation of property, plant and equipment	**0.3**	–
Amortisation and impairment of music copyrights and intangibles	**23.6**	25.4
Amounts provided	**43.6**	1.6
Provisions utilised	**(35.0)**	(12.1)
Remeasurement – revaluation to fair value of investments at fair value through profit and loss	**-**	(1.6)
Share-based payment transactions	**2.8**	2.0
Decrease (increase) in inventories	**1.1**	(1.0)
(Increase) in receivables	**(26.7)**	(84.5)
(Decrease) in payables	**(159.0)**	(65.7)
Net cash used in operations	**(137.7)**	(60.3)
Tax paid	**(18.4)**	(18.7)
Net cash used in operating activities	**(156.1)**	(79.0)

Notes to the financial statements
for the six months ended 30 September 2006 (unaudited)

1. Basis of preparation

The interim financial information which comprises the accounts of the Company and its subsidiaries has been prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 31 March 2006.

The September 2005 interim financial information has been restated for the following changes in accounting treatment:
- the reconsideration of the effect of IAS 39 *Financial Instruments: Recognition and Measurement*, on recording the impact of the call feature embedded in the €425m 8.625% senior notes; and
- under IAS 10 *Events After the Balance Sheet Date*, dividends proposed or declared cannot be recognised until they are authorised and no longer at the discretion of the Group. The effect of this on the Group's financial statements is that neither the interim dividend nor the final dividend relating to any particular financial year can be accounted for until the following financial year.

The financial information contained in the interim statement does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The figures for the year ended 31 March 2006 are derived from the published statutory accounts. These published accounts were reported on by the auditors without qualification or statement under Sections 237(2) or (3) of the Companies Act 1985 and have been delivered to the Registrar of Companies.

2. Segmental analyses

	Six months ended 30 September 2006			Six months ended 30 September 2005		
	EMI Music £m	**EMI Music Publishing £m**	**Total £m**	EMI Music £m	EMI Music Publishing £m	Total £m
By class of business:						
Segment revenue	**667.1**	**200.8**	**867.9**	720.7	203.9	924.6
Segment result	**29.3**	**23.6**	**52.9**	39.2	24.7	63.9

The Segment result includes operating exceptional items and amortisation of music copyrights and intangibles but excludes the Group's share of profit in associates.

Notes to the financial statements
for the six months ended 30 September 2006 (unaudited) – continued

3. Exceptional items and amortisation

(i) Operating exceptional items and amortisation

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m
Net gain on disposals of property, plant and equipment	**53.5**	1.0
Gain on revaluation to fair value of investments at fair value through profit and loss	**–**	1.6
Restructuring and reorganisation costs: 2006/07 programme	**(33.5)**	–
Release of overprovision for reorganisation costs charged in prior years	**0.2**	2.4
Reorganisation costs in respect of prior year reorganisation programmes	**(0.2)**	(2.4)
Amortisation and impairment of music copyrights and intangibles	**(23.6)**	(25.4)
Cost incurred in connection with the possible transaction with Warner Music Group	**(6.2)**	–
Total	**(9.8)**	(22.8)

The attributable tax charge is £29.2m (30 September 2005: £nil) (Note 5).

(ii) Finance exceptional items

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 Restated £m
Fair value revaluation of convertible bond derivative liability	**(16.5)**	14.2
Fair value revaluation of interest rate swaps	**0.6**	1.4
Amortisation of fair value adjustment (US$500m 8.375% guaranteed notes)	**1.6**	–
Fair value revaluation of Eurobond call feature derivative asset	**(1.5)**	14.2
Foreign exchange on unhedged Euro borrowings	**8.1**	4.0
Foreign exchange on unhedged foreign currency borrowings	**2.1**	–
Exceptional refinancing costs	**–**	(5.2)
Total	**(5.6)**	28.6

The attributable tax charge is £nil (30 September 2005: £nil).

4. Finance charges

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 Restated £m
Finance costs:		
Interest payable on bank loans and overdrafts	**47.9**	46.1
Interest payable on other loans	**3.7**	4.1
Interest payable on finance leases	**0.5**	0.2
	52.1	50.4
Interest payable on defined benefit pension scheme liabilities	**24.0**	24.2
	76.1	74.6
Finance income:		
Interest receivable on bank balances	**(0.8)**	(1.0)
Other interest receivable	**(0.2)**	(0.2)
	(1.0)	(1.2)
Expected return from defined benefit pension scheme assets	***(30.3)***	*(27.1)*
	(31.3)	(28.3)
Underlying net finance charges	**44.8**	46.3
Finance exceptional items (Note 3 (ii))	**5.6**	(28.6)
Total net finance charges	**50.4**	17.7

Finance charges for associated undertakings are £nil (30 September 2005: £nil).

5. Taxation

The tax charge on the underlying profit for the six months ended 30 September 2006 has been calculated by reference to the proforma tax rate for the year ending 31 March 2007. The total tax charge of £33.3m (30 September 2005: £9.0m) includes £29.2m in respect of exceptional items (30 September 2005: £nil). The principal component of the exceptional tax charge is the taxable gain on the disposal of property, plant and equipment in Japan.

Notes to the financial statements

for the six months ended 30 September 2006 (unaudited) – continued

6. Dividends (equity)

	2006 Per Share	2005 Per Share	2006 £m	2005 Restated £m
Ordinary dividends:				
2006/2005 final dividend	**6.0p**	6.0p	**47.5**	47.2
2006/2005 interim dividend	**2.0p**	2.0p	**15.7**	15.7
Total	**8.0p**	8.0p	**63.2**	62.9

The 2006 interim dividend of 2.0p per share (30 September 2005: 2.0p per share) was paid on 3 April 2006 to shareholders on the register at the close of business on 13 January 2006. The 2006 final dividend of 6.0p per share (30 September 2005: 6.0p per share) was approved on 13 July 2006 and paid on 2 October 2006 to shareholders on the register at the close of business on 21 July 2006.

7. Earnings per Ordinary Share (EPS)

	Six months ended 30 September 2006	Six months ended 30 September 2005 Restated
EPS is calculated using the following:		
Earnings	**£(30.6)m**	£36.7m
Underlying earnings	**£11.4m**	£30.7m
Basic		
Weighted average number of Ordinary Shares	**792.2m**	786.3m
Diluted		
Adjusted weighted average number of Ordinary Shares	**801.2m**	874.1m
Diluted underlying		
Adjusted weighted average number of Ordinary Shares	**801.2m**	795.2m

The adjusted weighted average number of Ordinary Shares used in the diluted underlying earnings per share calculations, 801.2m (30 September 2005: 795.2m), is the weighted average number of Ordinary Shares, 792.2m (30 September 2005: 786.3m) adjusted by the effect of dilutive share options, 9.0m (30 September 2005: 8.9m).

The number of Ordinary Shares arising from the conversion of convertible bond options, 78.9m (30 September 2005: 78.9m), is not included in the calculation of the diluted underlying earnings per share because of its anti-dilutive effect. Similarly, it is not included in the calculation of the diluted earnings per share calculation at 30 September 2006 because of its anti-dilutive effect. It is, however, included in the calculation of diluted earnings per share at 30 September 2005 because it is dilutive.

Reconciliation from basic to diluted earnings per Ordinary Share

	Six months ended 30 September 2006 £m	Six months ended 30 September 2006 Per Share	Restated £m	Six months ended 30 September 2005 Restated Per Share
Earnings/basic EPS	**(30.6)**	**(3.9)p**	36.7	4.7p
Dilutive adjustments:				
Convertible bond – attributable interest cost* and dilution	**–**	**–**	(9.6)	(1.6)p
Dilutive share options – dilution	**–**	**0.0p**	–	0.0p
Earnings adjusted for effects of dilution/diluted EPS	**(30.6)**	**(3.9)p**	27.1	3.1p

* Including the fair value revaluation of the convertible bond derivative liability included within finance exceptional items.

7. Earnings per Ordinary Share (EPS) (continued)

Reconciliation from basic to underlying and underlying diluted earnings per Ordinary Share

	Six months ended 30 September 2006 £m	Six months ended 30 September 2006 Per Share	Six months ended 30 September 2005 Restated £m	Six months ended 30 September 2005 Restated Per Share
Earnings/basic EPS	**(30.6)**	**(3.9)p**	36.7	4.7p
Exceptional items and amortisation:				
Operating exceptional items and attributable taxation	**15.4**	**1.9p**	(2.6)	(0.3)p
Amortisation and impairment of music copyrights and intangibles	**23.6**	**3.0p**	25.4	3.2p
Minority interest in operating exceptional items and attributable taxation	**(2.4)**	**(0.3)p**	–	0.0p
Minority interest in amortisation of music copyrights and intangibles	**(0.2)**	**0.0p**	(0.2)	0.0p
Finance exceptional items	**5.6**	**0.7p**	(28.6)	(3.7)p
Underlying earnings/underlying basic EPS	**11.4**	**1.4p**	30.7	3.9p
Dilutive adjustments:				
Convertible bond – attributable interest cost and dilution	**–**	**–**	–	–
Dilutive share options – dilution	**–**	**0.0p**	–	(0.1)p
Underlying earnings adjusted for effects of dilution/ underlying diluted EPS	**11.4**	**1.4p**	30.7	3.8p

8. Reconciliation of movements in equity attributable to equity holders of the parent

	Notes	Six months ended 30 September 2006 £m	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Six months ended 30 September 2005 £m
Opening balance			**(775.4)**		(883.4)
Prior year adjustment			**–**		37.8
Opening shareholders' funds – restated			**(775.4)**		(845.6)
(Loss) profit for the financial period		**(30.6)**		36.7	
Dividends (equity)	6	**(63.2)**		(62.9)	
Other recognised gains and losses		**(30.1)**		12.8	
Scrip dividend		**4.5**		–	
Purchase of shares by EBT		**(10.2)**		(0.6)	
Share-based payment transactions		**2.8**		2.0	
Shares issued		**6.8**		–	
Net decrease for the period			**(120.0)**		(12.0)
Closing balance			**(895.4)**		(857.6)

Investor information

Financial calendar
Results announcements
Final to 31 March 2007: 23 May 2007*
Interim to 30 September 2007: 14 November 2007*

AGM and Reports
2007 Annual Report: 8 June 2007*
2007 Annual General Meeting: 19 July 2007*
2007 Interim Report: 23 November 2007*

Dividend payment dates
2007 interim: payable on 2 April 2007 to shareholders on the register of members at the close of business on 12 January 2007
2007 final: payable on 1 October 2007* to shareholders on the register of members at the close of business on 27 July 2007*

Scrip dividend payment dates
Final dates for the receipt of elections to join the scrip dividend scheme
2007 interim: 19 March 2007
2007 final: 17 September 2007*

* *Proposed dates*

Lloyds TSB Registrars
Questions about shareholdings, or changes of address or any other particulars, should be sent to: *Lloyds TSB Registrars, Shareholder Services, The Causeway, Worthing, West Sussex BN99 6DA, UK*. A helpline, available at local call rates in the UK only, operates during normal office hours on 0870 600 3984. Shareholders outside the UK should call *+44 121 415 7060*.

www.shareview.co.uk
Lloyds TSB Registrars have a website at: *www.shareview.co.uk* where shareholders can view information about their shareholdings, as well as find information on how to register a change of name and what to do if a share certificate is lost. There are also facilities to download change of address, dividend mandate and stock transfer forms.

Multiple accounts
If shareholders receive multiple copies of the Group's Annual or Interim Reports, due to differing name and address details, they should write to Lloyds TSB Registrars requesting that their accounts be amalgamated.

Payment of dividends to UK bank or building society accounts
Shareholders who wish to have their dividends paid directly into their UK bank or building society account should request a dividend mandate form from Lloyds TSB Registrars or download the form from *www.shareview.co.uk*. An annual tax voucher will be sent to the shareholder's registered address at the time of the interim dividend payment in March or April each year. The voucher will list all of the dividends paid during the tax year. A tax voucher in respect of the final dividend paid on 2 October 2006 and the interim dividend to be paid on 2 April 2007 will, therefore, be sent to shareholders in April 2007.

Scrip dividend scheme
The Company offers a scrip dividend scheme which gives shareholders the opportunity, if they wish, to receive new Ordinary Shares instead of cash dividends. For more information and a mandate form, please write to: *Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, UK* or call *0870 241 3018 (+44 121 415 7047* if calling from outside the UK).

Payment of dividends to overseas shareholders
Arrangements can be made for shareholders in a range of countries outside the UK to have their dividends paid directly into their bank account in their local currency. To find out if such a service can be made available to you, please contact Lloyds TSB Registrars on *+44 121 415 7060*.

Share dealing service #
An internet and telephone dealing service has been arranged through Lloyds TSB Registrars which provides a simple way for UK-resident shareholders to buy or sell EMI Group plc shares. Commission is 0.5% for internet dealing with a minimum charge of £15 with the maximum online trade size being £25,000 for sales and £20,000 for purchases. For telephone dealing, the minimum charge is £25 with commission being charged at 1% on the first £50,000 and at 0.20% thereafter. For internet dealing, log on to *www.shareview.co.uk/dealing* and, for telephone dealing, call *0870 850 0852* between 8.30am and 4.30pm, Monday to Friday. You will need the shareholder reference number shown on your share certificate.

ShareGift
If you have a small number of EMI Group plc shares, with a value that makes it uneconomic to sell them, you may wish to donate these to the charity ShareGift (registered charity 1052686) which accepts such holdings as charitable donations. Further information on ShareGift can be obtained from their website at *www.sharegift.org* or by calling *020 7828 1151*.

Individual Savings Accounts (ISA) #
Lloyds TSB Bank plc can provide a single company ISA for EMI Group plc Ordinary Shares. Details of this ISA, which is only available to UK-resident shareholders, may be obtained from Lloyds TSB Registrars by writing to them at: *The Causeway, Worthing, West Sussex BN99 6UY*, or by calling their ISA helpline on *0870 24 24 244*.

Monthly Purchase Plan (MPP) #
Lloyds TSB Bank plc provides an MPP for EMI Group plc Ordinary Shares. Information about this MPP may be obtained by writing to: *The Administrators – MPP, Lloyds TSB Registrars, PO Box 4605, Worthing, West Sussex BN99 6QY, UK*, or by calling their MPP helpline on *0870 60 60 268*.

American Depositary Receipts (ADRs)
The Company's ADRs trade on the Over-the-Counter market, with one American Depositary Share (ADS) representing two EMI Group plc Ordinary Shares. JPMorgan Chase Bank, N.A. is the Depositary for the Company's ADSs. Enquiries should be directed to: *JPMorgan Service Center, PO Box 3408, South Hakensack, NJ 07606-3408, USA*; Tel: *1-800-990-1135* (toll-free in the USA) or *1-201-680-6630*; Website: *www.adr.com*

£/US$ dividend conversion facility
This service enables the holders of Ordinary Shares who are resident in the US to receive their dividends in US Dollars rather than Sterling. Details of this facility may be obtained from: *DB Services Tennessee, Inc., PO Box 305050, Nashville, Tennessee 37230, USA*; Tel: *1-615-835-3100*.

UK capital gains tax information
The market value of the Ordinary Shares of EMI Group plc (then known as THORN EMI plc) held on 31 March 1982, as adjusted for subsequent capitalisation issues, was 408.15p per share.

The base cost of EMI Group plc Ordinary Shares acquired prior to the demerger of 19 August 1996 will need to be apportioned between EMI Group plc Ordinary Shares of 25p each and Thorn plc Ordinary Shares of 25p each in the proportion 78.8% to 21.2%.

The base cost of EMI Group plc Ordinary Shares of 25p each held prior to the share capital reorganisation of 21 July 1997 will then need to be apportioned between the new Ordinary Shares of 14p each and the former B Shares of 114.5p each in the proportion 89.4% to 10.6%.

Share price information
The market price of EMI Group plc's Ordinary Shares is available from the EMI Group website at the address shown under Website/general enquiries below. Within the UK, this price is also available on Ceefax and Teletext, or by calling the FT Cityline service on *0906 843 4214* or *0906 003 4214* (calls charged at 60p per minute).

Unsolicited mail/telephone calls
By law, the EMI Group plc share register has to be available for public viewing. If you wish to avoid receiving unsolicited mail from other organisations, please write to: *Mailing Preference Service, Freepost 22, London W1E 7EZ*, or call *08457 034599* for an application form. You can also register online at: *www.mpsonline.org.uk*

The Telephone Preference Service (TPS) can help you to make sure your telephone number is no longer available to organisations who may call you with offers and information that you do not wish to receive. You can register with the TPS by calling them on *0845 070 0707*, or by writing to: *Freepost 29 LON20771, London W1E 0ZT*. The TPS has a website at *www.tpsonline.org.uk*, or may also be contacted by email using *tps@dma.org.uk*

Annual and Interim Reports
Copies of the Group's previous Annual and Interim Reports are available from the Corporate Communications Department at the address shown below in italics or, for 2001 onwards, on the EMI Group website at the address shown under Website/general enquiries below.

Social Responsibility Report and Information
The Group's Social Responsibility Report for 2006 is available on the EMI Group website at the address shown under Website/general enquiries below. The printed version and further information on social responsibility matters may be obtained from the Corporate Communications Department at the address shown below in italics.

Website/general enquiries
The EMI Group website provides news and financial information about the Group, as well as its music and music publishing businesses, together with links to its music labels.

General enquiries may be addressed to the Corporate Communications Department at: *EMI Group plc, 27 Wrights Lane, London W8 5SW, UK*; Tel: *020 7795 7000*. Callers from outside the UK should call: *+44 20 7795 7000*. Website: *www.emigroup.com*

The publication of the information in respect of the share dealing service, Individual Savings Accounts and the Monthly Purchase Plan has been approved, for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000, by Lloyds TSB Bank plc, part of the Lloyds TSB Group, which is regulated by the Financial Services Authority.